CHEVRON CORPORATION
6001 Bollinger Canyon Road
San Ramon, California 94583
August 24, 2005
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-0409

Re:	Request for Withdrawal of Post-Effective Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-125283) filed on August 15, 2005 (Accession No. 0000950134-05-016050)
Ladies and Gentlemen:
Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “Securities Act”), Chevron Corporation, a Delaware corporation (the “Company”), hereby requests the withdrawal of Post-Effective Amendment No. 1 (“Post-Effective Amendment No. 1”) to the Registration Statement on Form S-4 (File No. 333-125283) (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) on August 15, 2005. Post-Effective Amendment No. 1 was inadvertently filed under the incorrect form type in the Commission’s Electronic Data Gathering and Retrieval system and is currently reflected as a post-effective amendment filed to provide updated prospectus information (POS AM) instead of a post-effective amendment filed solely to add exhibits to a registration statement (POS EX) pursuant to Rule 462(d) under the Securities Act as was stated on the face of the filing. The Company wishes to withdraw Post-Effective Amendment No. 1 to correct this error. The Company intends to file a revised Post-Effective Amendment No. 1 solely to rectify the EDGAR filing error specified above. No securities were sold under Post-Effective Amendment No. 1.
Please contact our counsel, Terry M. Kee of Pillsbury Winthrop Shaw Pittman LLP, at (415) 983-1724 if you have any questions.

Very truly yours, CHEVRON CORPORATION
By:	/s/ CHRISTOPHER A. BUTNER
Christopher A. Butner
Assistant Secretary

cc: Mr. T. M. Kee